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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.  X       Form 40-F.
               -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.          No.  X
         -----        -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .)
                                                 ----------

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     China Southern Airlines Company Limited (the "Company") on May 24, 2004
published in two local newspapers in Hong Kong, a clarification announcement, in English and Chinese, in relation to the reporting in certain press articles in the People's Republic of China that the net profit and net asset of Xiamen Airlines Company Limited as disclosed in the A Shares Prospectus of the Company and in the announcement made by Xiamen C&D Inc. in May 2003 are different. A copy of the English Announcement is included in this Form 6-K of the Company.

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)(Stock Code: 1055)


ANNOUNCEMENT

This announcement is made by the Company pursuant to Rule 13.09(2) of the Listing Rules.

The Board notes that certain recent press articles in the PRC have reported that the net profit and net asset of Xiamen Airlines as disclosed in the A Shares Prospectus of the Company and in the Announcement of Xiamen C&D Inc. are different.

The Board would like to confirm that the information contained in the Articles has not been reviewed or authorized for publication by the Company; that the difference in the net profit and net asset of Xiamen Airlines as disclosed by the Company and Xiamen C&D Inc. is because the Company was required to make adjustment to the financial statements of Xiamen Airlines for financial year 2002 according to the Accounting Regulations for Business Enterprises when preparing the Company's financial statements for the financial year 2002, which was included in the A Shares Prospectus.

An announcement similar to this announcement is made by China Southern Airlines Company Limited (the "Company") in the People's Republic of China (the "PRC") pursuant to a request from the Shanghai Stock Exchange. Pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company is making this announcement.

Reference is made to certain recent press articles in the PRC (the "Articles") which report that the net profit and net assets of Xiamen Airlines Company Limited (the "Xiamen Airlines") as disclosed in the prospectus of the Company (the "A Shares Prospectus") in connection with the listing of its A shares on the Shanghai Stock Exchange on July 25, 2003 and in the Announcement (as defined below) by Xiamen C&D Inc. ("Xiamen C&D Inc.") are different.

The Company owns 60% equity interest in Xiamen Airlines, whose principal business is that of civil aviation. Xiamen C&D Inc. is an investment company with its shares listed on the Shanghai Stock Exchange, and it held 40% equity interest in Xiamen Airlines before such equity interest was sold in June 2003.

The board of directors (the "Board") of the Company would like to confirm as follows:

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1.   The information contained in the Articles has not been reviewed or authorized for publication by the Company.

2. Xiamen Airlines adopted the Accounting Standards for Business Enterprises and the Accounting Standards for Civil Aviation issued by the China Aviation Administration of China in preparing its financial statements.

In connection with the listing of the Company's A shares on the Stock Exchange of Shanghai in July 25, 2003, the Company was required to adopt, among other accounting policies, the Accounting Regulations for Business Enterprises, issued by the Ministry of Finance of the PRC in preparing its financial statements. Pursuant to the adoption of these accounting policies, the Company made various adjustments to its financial statements, including but not limited to, the calculation of depreciation of aircraft and engines, depreciation and the repair of rotables, provision for major overhauls on aircraft and deferred taxation (the "Adjustments"). The details of such Adjustments as made by the Company were disclosed in the A Shares Prospectus.

Given the different accounting principles adopted Xiamen Airlines and the Company as described above, the financial statements of Xiamen Airlines and the Company were different in various aspects, including but not limited to the Adjustments. The Accounting Regulations for Business Enterprises required the Company to make adjustments to the financial statements of Xiamen Airlines according to the principles of Accounting Regulations for Business Enterprises in preparing the financial statements of the Company for financial year 2002, which was included in the A Shares Prospectus.
3. Xiamen C&D Inc. issued an announcement (the "Announcement") in May 2003 that disclosed the net profit and net asset of Xiamen Airlines, based on the financial statements of Xiamen Airlines for the financial year 2002 which were not adjusted according to the Accounting Regulations for Business Enterprises.

As a result, the net profit and net asset of Xiamen Airlines as disclosed in the Announcement of Xiamen C&D Inc. and in the financial statements of the Company for the financial year 2002 as found in the A Shares Prospectus are different.

The Board will continue to closely monitor future development in respect of the above matter and will ensure that the Company will be in compliance with its relevant obligations under the applicable rules and regulations, including the Listing Rules.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Su Liang
Company Secretary

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Guangzhou, the People's Republic of China
May 21, 2004

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: May 24, 2004